Exhibit 99.1

Lilium Provides Update Regarding Nasdaq Minimum Bid Price Compliance

MUNICH, Germany, July 12, 2024: Lilium N.V. (NASDAQ: LILM), a leading electric aircraft manufacturer and pioneer in regional air mobility, today announced that on July 11, 2024 it received a written notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share set forth in Nasdaq Rules for continued listing on Nasdaq (the “Listing Rules”).

Based on the closing bid price of the Company’s Class A Shares for the last 30 consecutive business days from May 24, 2024 to July 9, 2024, the Company no longer meets the minimum bid price requirement set forth in the Listing Rules. The Company has been provided 180 calendar days, or until January 7, 2025, to regain compliance with the Listing Rules. To regain compliance, the Company’s Class A Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days.

The Notice is not expected to have any impact on the Company’s business operations or listing of the Company’s Class A Shares, which will continue to be listed and traded on Nasdaq. The Company intends to monitor the closing bid price of its Class A Shares and will, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse stock split of its Class A Shares, to regain compliance with the minimum bid price requirement under the Listing Rules.

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Contact information for media:
Christine Pierk

Communications Manager

+49 151 53919945

press@lilium.com

Contact information for investors:
Rama Bondada
Vice President, Investor Relations
investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, the UK, and the Kingdom of Saudi Arabia, Lilium’s 1,000+ strong team includes approximately 500 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Forward Looking Statements:

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s intentions with respect to regaining compliance with the Listing Rules (including the possibility of implementing a reverse stock split and any beneficial effect thereof) and the anticipated impact of the Notice on its operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 on file with the SEC, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.